UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO.1)*

Impac Mortgage Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

45254P508
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

IsZo Capital LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

775,370

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

775,370

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

775,370

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

IsZo Capital GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

775,370

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

775,370

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

775,370

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

IsZo Capital Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

775,370

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

775,370

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

775,370

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brian L. Sheehy

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

775,370

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

775,370

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

775,370

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock(the "Common Stock") of Impac Mortgage Holdings, Inc. (“Issuer”) beneficially owned by the Reporting Persons identified below as of February 7, 2013 and amends and supplements the Schedule 13G filed on November 26, 2012 (collectively, the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:

-	IsZo Capital LP (the “Fund”).

-	IsZo Capital GP LLC (“IsZo GP”).

-	IsZo Capital Management LP (“ICM”).

-	Brian L. Sheehy (“Mr. Sheehy”).

IsZo GP is the general partner of the Fund.  ICM is the investment manager of the Fund.  Mr. Sheehy is the managing member of IsZo GP and the President of the general partner of ICM.  IsZo GP, ICM and Mr. Sheehy may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Fund.

ITEM 4.                      OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

The Reporting Persons beneficially own the 775,370 shares of Common Stock owned by the Fund.

(b)           Percent of Class:

The Reporting Persons’ beneficial ownership of 775,370 shares of Common Stock represents 9.8% of all of the outstanding shares of Common Stock.

(c)          Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote

Not applicable.

(ii)          Shared power to vote or to direct the vote of shares of Common Stock:

The Reporting Persons have shared power to vote or direct the vote of the 775,370 shares of Common Stock owned by the Fund.

(iii)         Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)         Shared power to dispose or to direct the disposition of shares of Common Stock:

The Reporting Persons have shared power to dispose or direct the disposition of the 775,370 shares of Common Stock owned by the Fund.

ITEM 10.                      CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 11, 2013

ISZO CAPITAL LP
By IsZo Capital GP LLC, its General Partner

By:  /s/ Brian L. Sheehy
                            Brian L. Sheehy, Managing Member

ISZO CAPITAL GP LLC

By:  /s/ Brian L. Sheehy
            Brian L. Sheehy, Managing Member

ISZO CAPITAL MANAGEMENT LP
By: IsZo Management Corp., as General Partner

By:  /s/ Brian L. Sheehy
                            Brian L. Sheehy, President

/s/ Brian L. Sheehy
     Brian L. Sheehy